UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                       ☒                                                                                  Form 40-F                                       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                            ☐                                                                                    No                                ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                            ☐                                                                                    No                                ☒

Telecom Argentina S.A.

Item

1.	English translation of a letter dated November 13, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, November 13th, 2020 Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Dividend Distribution and Reserve Withdrawal

Dear Sirs,

I am writing to you in my capacity as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), to inform you that the Company’s General Extraordinary Shareholders’ Meeting held today resolved:

1)              To distribute dividends in kind as follows: i) Global Bonds of the Argentine Republic amortizable in US Dollars maturing on 07/09/2030 (the “2030 Global Bonds”), for a nominal value of US$ 157,642,897, and ii) Global Bonds of the Argentine Republic amortizable in US Dollars maturing on 07/09/2035 (the “2035 Global Bonds”) for a nominal value of US$ 271,896,177, at a ratio of US$ 0.073196719 2030 Global Bonds and US$ 0.126246780 2035 Global Bonds per share of the Company.

2)              Consequently, to fully withdraw the “Voluntary Reserve for Future Cash Dividends,” which in constant currency at October 31, 2020 amounts to ARS 6,152,292,670, and to partially withdraw the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” in the amount of ARS 18,571,082,008.

Sincerely,

Telecom Argentina S.A.

/s/ Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 13, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations